April 13, 2005

Via EDGAR Transmission

Daniel F. Duchovny, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	CTI Molecular Imaging, Inc.
Schedule TO-C filed March 18, 2005
filed by Siemens Aktiengesellschaft

CTI Molecular Imaging, Inc.
Schedule TO-T filed April 1, 2005
filed by MI Merger Co., Siemens Medical Solutions USA, Inc. and
Siemens Aktiengesellschaft

Dear Mr. Duchovny:

Reference is made to the comment letter, dated April 8, 2005 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”) in connection with the Tender Offer Statement on Schedule TO filed by MI Merger Co. (“Purchaser”), Siemens Medical Solutions USA, Inc. (“Parent”) and Siemens Aktiengesellschaft (Siemens Aktiengesellschaft together with Purchaser and Parent, the “Companies”) with the Commission on April 1, 2005. As requested in the Comment Letter, the Companies acknowledge the following:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MI MERGER CO.

By:	/s/ James Ruger
Name: James Ruger
Title: Vice President and Treasurer

By:	/s/ Kenneth R. Meyers
Name: Kenneth R. Meyers
Title: Secretary

SIEMENS MEDICAL SOLUTIONS USA, INC.

By:	/s/ Hermann Requardt
Name: Hermann Requardt
Title: Vice Chairman

By:	/s/ James Ruger
Name: James Ruger
Title: Secretary

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ Hermann Requardt
Name: Hermann Requardt
Title: Group Executive Vice President

By:	/s/ Goetz Steinhardt
Name: Goetz Steinhardt
Title: Group Executive Vice President